# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freshpet, Inc., CIK 0001611647
CUSIP: 358039105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1450 US-206, BEDMINSTER, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,163,331; shared voting power 72,435; sole dispositive power 2,483,530; shared dispositive power 72,435; aggregate amount beneficially owned 2,555,965 (5.23% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 324,724; shared voting power 72,435; sole dispositive power 324,724; shared dispositive power 72,435; aggregate amount beneficially owned 397,159 (0% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,820; shared voting power 170; sole dispositive power 2,820; shared dispositive power 170; aggregate amount beneficially owned 2,820 (0% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 2,820; shared voting power 0; sole dispositive power 2,820; shared dispositive power 0; aggregate amount beneficially owned 2,820 (0% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 321,904; shared voting power 72,265; sole dispositive power 321,904; shared dispositive power 72,265; aggregate amount beneficially owned 394,169 (0.8% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 144,370; shared voting power 0; sole dispositive power 147,479; shared dispositive power 0; aggregate amount beneficially owned 147,479 (0.3% of the class)
- BMO Delaware Trust Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 8; shared voting power 0; sole dispositive power 8; shared dispositive power 0; aggregate amount beneficially owned 8 (0% of the class)
- BMO CAPITAL MARKETS CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 143,427; shared voting power 0; sole dispositive power 143,427; shared dispositive power 0; aggregate amount beneficially owned 143,427 (0.29% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 943; shared voting power 0; sole dispositive power 2,070; shared dispositive power 0; aggregate amount beneficially owned 2,070 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 1,982; shared dispositive power 0; aggregate amount beneficially owned 1,982 (0% of the class)
- 1001271606 ONTARIO INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 871,077; shared voting power 0; sole dispositive power 1,188,167; shared dispositive power 0; aggregate amount beneficially owned 1,188,167 (2.43% of the class)
- Burgundy Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 871,077; shared voting power 0; sole dispositive power 1,188,167; shared dispositive power 0; aggregate amount beneficially owned 1,188,167 (2.43% of the class)

## Item 1. Issuer
Name of issuer: Freshpet, Inc.
Address of issuer's principal executive offices:
1450 US-206, BEDMINSTER, NEW JERSEY
07921

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO Delaware Trust Company

BMO CAPITAL MARKETS CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

1001271606 ONTARIO INC

Burgundy Asset Management, Inc.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO Delaware Trust Company - DELAWARE

BMO CAPITAL MARKETS CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

1001271606 ONTARIO INC - CANADA (FEDERAL LEVEL)

Burgundy Asset Management, Inc. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,555,965
Percent of class: 5.23
Sole power to vote or to direct the vote:
Bank of Montreal - 2,163,331

BANK OF MONTREAL HOLDING INC. - 324,724

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 2,820

BMO ASSET MANAGEMENT INC. - 2,820

BMO NESBITT BURNS INC. - 321,904

BMO FINANCIAL CORP. - 144,370

BMO Delaware Trust Company - 8

BMO CAPITAL MARKETS CORP. - 143,427

BMO BANK N.A. - 943

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 871,077

Burgundy Asset Management, Inc. - 871,077
Shared power to vote or to direct the vote:
Bank of Montreal - 72,435

BANK OF MONTREAL HOLDING INC. - 72,435

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 170

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 72,265

BMO FINANCIAL CORP. - 0

BMO Delaware Trust Company - 0

BMO CAPITAL MARKETS CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 2,483,530

BANK OF MONTREAL HOLDING INC. - 324,724

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 2,820

BMO ASSET MANAGEMENT INC. - 2,820

BMO NESBITT BURNS INC. - 321,904

BMO FINANCIAL CORP. - 147,479

BMO Delaware Trust Company - 8

BMO CAPITAL MARKETS CORP. - 143,427

BMO BANK N.A. - 2,070

BMO FAMILY OFFICE, LLC - 1,982

1001271606 ONTARIO INC - 1,188,167

Burgundy Asset Management, Inc. - 1,188,167
Shared power to dispose or to direct the disposition:
Bank of Montreal - 72,435

BANK OF MONTREAL HOLDING INC. - 72,435

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 170

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 72,265

BMO FINANCIAL CORP. - 0

BMO Delaware Trust Company - 0

BMO CAPITAL MARKETS CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO Delaware Trust Company: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO CAPITAL MARKETS CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- 1001271606 ONTARIO INC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- Burgundy Asset Management, Inc.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)